

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 20, 2019

Gaurav Shah
Chief Executive Officer
Rocket Pharmaceuticals, Inc.
The Empire State Building
350 Fifth Ave, Suite 7530
New York, NY 10118

  Re: Rocket Pharmaceuticals, Inc.
   Registration Statement on Form S-3
   Filed June 17, 2019
   File No. 333-232168

Dear Dr. Shah:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Donald Field at 202-551-3680 with any questions.

      Sincerely,

      Division of Corporation Finance
      Office of Healthcare & Insurance